UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EXTERRAN HOLDINGS, INC.
 (Name of Issuer)

Common Stock, $0.01 par value
 (Title of Class of Securities)

30225X103
 (CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 30225X103	Page 2 of 7 Pages

1.	Names of Reporting Persons. EGI-FUND (11-13) INVESTORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,817,485
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,817,485
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.64% (1)
14.	Type of Reporting Person: OO

(1)	Based on 68,923,955 shares of Common Stock, par value $0.01, outstanding on February 19, 2015, as reported by the Issuer on its Form 10-K for the period ended December 31, 2014.

SCHEDULE 13D

CUSIP No.: 30225X103	Page 3 of 7 Pages

1.	Names of Reporting Persons. CHAI TRUST COMPANY, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,377,273
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,377,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,377,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.90% (1)
14.	Type of Reporting Person: OO

(1)	Based on 68,923,955 shares of Common Stock, par value $0.01, outstanding on February 19, 2015, as reported by the Issuer on its Form 10-K for the period ended December 31, 2014.

SCHEDULE 13D

CUSIP No.: 30225X103	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 3 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons on August 15, 2011, as amended by Amendment No. 1, filed by the Reporting Persons on December 12, 2011, and Amendment No. 2, filed by the Reporting Persons on March 12, 2014 (collectively, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Exterran Holdings, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 16666 Northchase Drive, Houston, Texas 77060.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement relates to Common Stock beneficially owned by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“Fund 11-13”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). Chai Trust is the managing member of Fund 05-07 and Fund 11-13 and the non-member manager of Fund 08-10.  Fund 11-13 and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

The executive officers of each of Fund 05-07, Fund 08-10 and Fund 11-13 are:

•	Samuel Zell: Chairman and Chief Executive Officer of Equity Group Investments, a division of Chai Trust (“EGI”).
•	William C. Pate: Vice President; Managing Director of EGI.
•	Philip Tinkler: Vice President and Treasurer; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: Vice President and Secretary; Chief Legal Officer of EGI.

The officers and managing directors of Chai Trust are as follows:

•	Thomas P. Heneghan: Senior Managing Director of Chai Trust. Mr. Heneghan is the President of Equity International, a private equity firm.
•	Kellie Zell: Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.
•	JoAnn Zell: Senior Managing Director of Chai Trust. Ms. Zell is a physician.
•	Matthew Zell: Senior Managing Director of Chai Trust. Mr. Zell is a schoolteacher.
•
Robert M. Levin:  Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

•	James Bunegar: Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.
•	Philip G. Tinkler: Chief Financial Officer of Chai Trust; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: President and Senior Managing Director of Chai Trust; Chief Legal Officer of EGI.

The business address of each Reporting Person, Samuel Zell, William Pate, Philip Tinkler, Jon Wasserman, Thomas Heneghan, Kellie Zell, JoAnn Zell, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

SCHEDULE 13D

CUSIP No.: 30225X103	Page 5 of 7 Pages

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) There were 68,923,955 shares of Common Stock, par value $0.01, outstanding on February 19, 2015, as reported by the Issuer on its Form 10-K for the period ended December 31, 2014.

As of March 6, 2015, Chai Trust may be deemed to beneficially own a total of 3,377,273 shares of Common Stock, representing approximately 4.90% of the outstanding Common Stock.  This amount includes:  (i) 895,134 shares of Common Stock held by Fund 05-07, which represent approximately 1.30% of the outstanding Common Stock; (ii) 664,654 shares of Common Stock held by Fund 08-10, which represent approximately 0.96% of the outstanding Common Stock; and (iii) 1,817,485 shares of Common Stock held by Fund 11-13, which represent approximately 2.64% of the outstanding Common Stock.

(c) The trading dates, number of Shares acquired and disposed of, and the price per share for all transactions in the Shares by the Reporting Persons within the past sixty days are set forth in Exhibit C.  These transactions were effected in the open market through a broker.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by Fund 05-07, Fund 08-10 or Fund 11-13.

(e) As of March 6, 2015, the Reporting Persons ceased to beneficially own more than five percent of the class of Common Stock.

SCHEDULE 13D

CUSIP No.: 30225X103	Page 6 of 7 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C:                      Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

CUSIP No.: 30225X103	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 9, 2015

EGI-FUND (11-13) INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT C

SCHEDULE OF TRANSACTIONS

Entity Name	Trade Date	Purchase/Sale	Quantity	Price per Share
Fund 05-07	03/03/2015	Sale	77,000	$32.2413 (1)
Fund 08-10	03/03/2015	Sale	57,184	$32.2413 (1)
Fund 11-13	03/03/2015	Sale	156,383	$32.2413 (1)
Fund 05-07	03/04/2015	Sale	26,500	$31.9934 (2)
Fund 08-10	03/04/2015	Sale	19,680	$31.9934 (2)
Fund 11-13	03/04/2015	Sale	53,820	$31.9934 (2)
Fund 05-07	03/05/2015	Sale	19,876	$32.1095 (3)
Fund 08-10	03/05/2015	Sale	14,761	$32.1095 (3)
Fund 11-13	03/05/2015	Sale	40,363	$32.1095 (3)
Fund 05-07	03/06/2015	Sale	19,821	$31.5092 (4)
Fund 08-10	03/06/2015	Sale	14,720	$31.5092 (4)
Fund 11-13	03/06/2015	Sale	40,259	$31.5092 (4)
Fund 05-07	03/06/2015	Sale	53	$32.30
Fund 08-10	03/06/2015	Sale	39	$32.30
Fund 11-13	03/06/2015	Sale	108	$32.30

(1) This price reflects the weighted average price for open-market sales of shares of Common Stock made by the Reporting Persons on March 3, 2015, within a $1.00 range. The actual prices for these transactions range from $32.00 to $32.50, inclusive.  The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price.

(2) This price reflects the weighted average price for open-market sales of shares of Common Stock made by the Reporting Persons on March 4, 2015, within a $1.00 range. The actual prices for these transactions range from $31.90 to $32.13, inclusive.  The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price.

(3) This price reflects the weighted average price for open-market sales of shares of Common Stock made by the Reporting Persons on March 5, 2015, within a $1.00 range. The actual prices for these transactions range from $31.84 to $32.45, inclusive.  The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price.

(4) This price reflects the weighted average price for open-market sales of shares of Common Stock made by the Reporting Persons on March 6, 2015, within a $1.00 range. The actual prices for these transactions range from $31.27 to $32.13, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price.